Exhibit 99.2

AURINIA PHARMACEUTICALS INC.

Notice of Annual General Meeting of Shareholders

Date:	Wednesday, June 21, 2017
Time:	9:00 a.m. (Pacific Time)
Place:	1200 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V7X 1T2

AGENDA

1.	Election of Directors: to elect directors to hold office until the next annual meeting of shareholders. See “Election of Directors” in the Management Information Circular for details.

2.	Financial Statements and Auditors’ Report: to receive the audited consolidated financial statements for the financial year ended December 31, 2016, together with the auditor’s report thereon.

3.

Appointment of Auditors: to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors until the next annual meeting of shareholders, and to authorize Aurinia Pharmaceuticals Inc.’s (“Aurinia”) Audit Committee to fix their remuneration. See “Appointment and Remuneration of Auditors” in the Management Information Circular for details.

4.

Approval of Stock Option Plan: to consider and, if deemed appropriate, approve, with or without amendment, by ordinary resolution, the unallocated entitlements under the Aurinia’s stock option plan. See “Approval of Stock Option Plan” in the Management Information Circular for details.

5.	Other Business: to transact such further business which properly comes before the meeting or any adjournment.

Notice-and-access: This Notice of Meeting is prepared under the notice-and-access rules that came into effect on February 11, 2013 under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. Notice-and-access is a set of rules intended to reduce the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Management Information Circular and additional materials online. Aurinia has elected to use procedures known as “stratification” and will provide a paper copy of the Management Information Circular to some but not all of the shareholders. In relation to the meeting, the registered shareholders will receive a paper copy of the notice of meeting, the

Management Information Circular, and the form of proxy. Beneficial shareholders will receive a paper copy of the notice of meeting and a voting instruction form. In addition, a paper copy of this Management Information Circular will be mailed to those beneficial shareholders who have previously requested to receive a paper copy. Materials may be delivered electronically to shareholders. Please call Computershare Investor Services Inc. (“Computershare”), the transfer agent of Aurinia, toll free at 1-866-964-0492 if you have any questions about notice-and-access.

Management Information Circular: The Management Information Circular, audited financial statements and management discussion and analysis and additional materials are available on Aurinia’s pages on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Aurinia’s website at www.auriniapharma.com. Shareholders are reminded to review these online materials before voting. Shareholders may obtain paper copies by: a) calling Aurinia toll free at 1-844-744-2487; or b) emailing Aurinia at lwalker@auriniapharma.com. A request for paper copies should be sent so that it is received by end of business on June 5, 2017 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date.

Voting Instruction Form: If you are not attending the meeting, please sign, date and return the enclosed voting instruction form. If you or a person you designate plan to attend the meeting, you must appoint yourself or that person as proxy to have voting rights at the meeting. Use the voting instruction form provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that they can complete a form of proxy before 9:00 am on June 19, 2017.

Voting: You may vote or appoint a proxy by providing the voting instruction form to your intermediary, which then, as registered shareholder, submits your vote or proxy appointment to Aurinia’s transfer agent, Computershare Investor Services Inc.

Further information on voting can be found under the headings “Appointment and Revocation of Proxies” and “Non-Registered Shareholders” in the Information Circular.

Edmonton, Alberta	BY ORDER OF THE BOARD
May 12, 2017	(signed) Richard Glickman
Chairman and Chief Executive Officer